(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Notification of Late Filing Commission File Number: 000-26829

For Period Ended: April 3, 2005

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Tully’s Coffee Corporation

Full name of registrant:

3100 Airport Way South

Address of principal executive office (Street & Number):

Seattle, WA 98134

City, State and Zip Code:

PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20- F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The company is performing additional procedures with respect to its year-end financial statements and related disclosures and requires additional time to finalize its Form 10-K for the year ended April 3, 2005 (“Fiscal 2005”). Accordingly, in order to provide for sufficient time to complete the year-end audit by the company’s independent registered public accountants, Tully’s was unable to file timely its annual report on Form 10-K for the fiscal year ended April 3, 2005, on or prior to the due date of July 5, 2005. Tully’s anticipates filing its Form 10-K for Fiscal 2005 within fifteen days of the due date as required by Rule 12b-25.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

KRISTOPHER S. GALVIN (Name)	(206) (Area Code)	233-2070 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in a Current Report on Form 8-K dated April 21, 2005, Tully’s has entered into a settlement arrangement with respect to a California state lawsuit that claimed Tully’s had improperly classified certain managers as exempt under California’s wage and hour laws, and Tully’s has recorded a charge for the settlement and associated costs in the fourth quarter of Fiscal 2005. Including legal costs incurred earlier in the year, the total expense charge for this litigation in Fiscal 2005 was $1,628,000. As reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended June 27, 2004, Tully’s recorded $402,000 of severance expense in Fiscal 2005 in connection with the termination of employment for its then-president. Inclusive of the charge for the litigation settlement and the severance expense, described above, Tully’s expects to report a net loss of $4,625,000 for Fiscal 2005 as compared to a net loss of $2,595,000 in the previous fiscal year. Tully’s expects to report net sales of $53,980,000 for Fiscal 2005 as compared to net sales of $50,768,000 in the previous fiscal year. Based on the procedures that the company is performing with respect to its financial statements, it is possible that additional adjustments to the Fiscal 2005 results may be required.

TULLY’S COFFEE CORPORATION

             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 6, 2005	By:	/s/ Kristopher S. Galvin
Kristopher S. Galvin Executive Vice-President and Chief Financial Officer